Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(in thousands, except ratios)

	Twelve Weeks Ended
	November 19,	November 20,
	2011	2010
Earnings:
Income before income taxes	$301,840	$268,868
Fixed charges	55,596	52,637
Less: Capitalized interest	(162)	(132)

Adjusted earnings	$357,274	$321,373

Fixed charges:
Gross interest expense	$37,867	$36,092
Amortization of debt expense	1,738	1,725
Interest portion of rent expense	15,991	14,820

Fixed charges	$55,596	$52,637

Ratio of earnings to fixed charges	6.4	6.1

	Fiscal Year Ended August
	2011	2010	2009	2008	2007
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)

Earnings:
Income before income taxes	$1,324,246	$1,160,505	$1,033,746	$1,007,389	$936,150
Fixed charges	240,329	223,608	204,017	173,311	170,852
Less: Capitalized interest	(1,059)	(1,093)	(1,301)	(1,313)	(1,376)

Adjusted earnings	$1,563,516	$1,383,020	$1,236,462	$1,179,387	$1,105,626

Fixed charges:
Gross interest expense	$164,712	$156,135	$143,860	$120,006	$121,592
Amortization of debt expense	8,962	6,495	3,644	1,837	1,719
Interest portion of rent expense	66,655	60,978	56,513	51,468	47,541

Fixed charges	$240,329	$223,608	$204,017	$173,311	$170,852

Ratio of earnings to fixed charges	6.5	6.2	6.1	6.8	6.5